UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On April 9, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), announced a share consolidation of the Company’s ordinary shares at a ratio of 10-to-1 (the “Share Consolidation”). The Share Consolidation was approved by the Company’s board of directors and was previously approved by the Company’s shareholders as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 27, 2024.

At the open of business on April 15, 2024, the Company’s ordinary shares will trade on such split-adjusted basis on the Nasdaq Capital Market with a newly assigned CUSIP number of G4000K175. When the Share Consolidation becomes effective, every ten (10) shares of the Company’s issued and outstanding ordinary shares will be combined into one (1) issued and outstanding ordinary share. No fractional shares will be issued in connection with the Share Consolidation. This will reduce the number of outstanding ordinary shares from 86,988,100 shares to approximately 8,698,810 shares, based on the number of ordinary shares outstanding on April 5, 2024. Shareholders who would otherwise receive a fraction of an ordinary share resulting from the Share Consolidation will be rounded down to the nearest whole number of ordinary shares. With the Share Consolidation, the Company expects to meet the minimum $1.00 per share requirement for maintaining the listing of its ordinary shares on the Nasdaq Capital Market.

Furthermore, following the Share Consolidation, the exercise price of the Company’s warrants, conversion price of the Company’s preference shares, and exercise or conversion prices of the Company’s other equity instruments will be adjusted proportionally in accordance with the Share Consolidation, and the par value of the Company’s ordinary shares will increase from $0.0001 to $0.001.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: April 9, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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